BINGHAM McCUTCHEN LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110-1726

September 30, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Green Century Funds

File Nos. 33-41692 and 811-06351

Ladies and Gentlemen:

On behalf of Green Century Funds, a Massachusetts business trust (the “Trust”), we enclose for filing Post-Effective Amendment No. 36 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 38 to the Trust’s Registration Statement under the Investment Company Act of 1940, with exhibits (the “Amendment”).

The Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, and is to be effective on November 28, 2014, to reflect certain changes to the investment strategy of Green Century Equity Fund, and to make other updating and conforming changes.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz